UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: September 10, 2013

By:
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

VimpelCom Begins Trading on NASDAQ and Hosts Opening Bell Ceremony

Amsterdam (September 10, 2013), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ:VIP), a leading global provider of telecommunications services, announces that its American Depositary Shares (“ADSs”) will begin trading today on the NASDAQ Global Select Market under the ticker symbol “VIP”.

VimpelCom’s Chief Executive Officer, Jo Lunder, will preside over The NASDAQ Opening Bell Ceremony to celebrate this milestone. The Opening Bell Ceremony will take place at 9:30 am EDT (3:30 pm CEST) at the NASDAQ MarketSite in the heart of Times Square in New York City and will be broadcast live on the seven-story NASDAQ tower.

Jo Lunder commented “We are delighted to join NASDAQ and ring the Opening Bell and celebrate the listing of VimpelCom. NASDAQ is a natural home for TMT and innovative growth companies and will provide an ideal trading platform for VimpelCom, while offering an expanded and cost effective set of listing and corporate services. We look forward to partnering with NASDAQ as we continue to focus on consistent delivery and execution of our strategy.”

“As one of the world’s largest integrated telecommunications services operators and one with a strong track record of innovation, we see VimpelCom as a tremendous partner to NASDAQ, joining a family of companies that share a commitment to global innovation,” said Bob Greifeld, CEO of NASDAQ OMX. “We are pleased to welcome VimpelCom to the NASDAQ family.”

The Opening Bell is available from 9:15 a.m. to 9:35 a.m. EDT. To access a webcast of the Opening Bell Ceremony and photos of the event, please visit: http://www.vimpelcom.com/#Profile/Understanding-VimpelCom/Hot-topics/.

It is recommended viewers tune in to the webcam at 9:15 a.m. EDT so there is time to troubleshoot in the event of technical difficulties. Prior to 9:20 a.m. EDT, the webcam will show the Tower; at 9:20 a.m. EDT the router will be switched on.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2013 VimpelCom had 215 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)